McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

December 13, 2006

U. S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 Attn: Pamela A. Long, Assistant Director Via Fax: (202) 772-9369

Re:	Hill International, Inc. (the “Company” or the “Registrant”) Post-effective Amendments Nos. 1 and 2 to Registration Statement on Form S-3 Filed on November 13, 2006 File No. 333-114816

Dear Ms. Long:

Filed today is Post-Effective Amendment No. 3 to the above referenced registration statement (the "Registration Statement") marked to show changes from the Registration Statement filed with the Commission on November 13, 2006. This letter responds to the Commission's letter to the Company, dated December 1, 2006 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company’s response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Incorporation by Reference, page ii

1.	The registration statement should be amended to incorporate by reference the company’s Form 10-Q for the third quarter ended on September 30, 2006.

In response to the Staff’s comment above, we have incorporated by reference the Company’s Form 10-Q for the quarter ended September 30, 2006.

2.	Paragraph (d) should be expanded to include the company’s Form 8-K filed on November 14, 2006 and amended Forms 8-K filed on November 17, 2006 and November 22, 2006.

In response to the Staff’s comment above, we have incorporated by reference the Company’s Form 8-Ks filed on November 17 and November 22, 2006. We have not incorporated by reference the Company’s Current Report Form 8-K filed on November 14, 2006 (the “November 14 8-K”) for the following reasons:

Securities and Exchange Commission
December 13, 2006

First, the November 14, 2006 8-K was furnished under Item 7.01, in compliance with Regulation FD. The purpose of the November 14 Form 8-K was to furnish a copy of a report to warrant holders which was mailed to the warrant holders on or about November 13, 2006. The exhibit to the Form 8-K was furnished, not filed, with the SEC. Pursuant to the requirements of Regulation FD, the report was furnished as an exhibit to an 8-K to enable the Company’s security holders (other than its warrant holders- who received the report by mail) to have access to the report.

Second, the Form S-3 is not being filed to register the sale of the warrants. The sale of the warrants was registered in the Company’s registration statement on Form S-1; upon the effectiveness of that registration statement, the warrants were sold in the Company’s initial public offering, and no additional registration is required with respect to the warrants. Therefore, incorporation by reference of the November 14 8-K is not needed to provide the disclosure included therein to the warrant holders. The post-effective amendment is merely updating the registration statement with respect to the common shares, because the Company is issuing common shares on exercise of the warrants. Furthermore, upon exercise, the warrants will be extinguished. As such, and based on a consultation with a member of the Staff along these lines, the Company is not electing to incorporate by reference the November 14 8-K.

Legal Matters, page 9

3. We note that the company will file the opinion of McCarter & English, LLP as an exhibit in the amended registration statement. Please allow adequate time after filing for further review by the staff.

In response to the Staff’s comment above, the Company is filing the opinion of its counsel, McCarter & English, LLP, as an exhibit to the registration statement.

The company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
December 13, 2006

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 848-8624, or Jeffrey A. Baumel at (973) 639-5904.

Very truly yours,

/s/ Jeremy L. Hirsh
Jeremy L. Hirsh, Esq.